UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 23, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Consolidated Interim Financial

Information at March 31, 2013

and Review Report of Independent

Registered Public Accountant firm

Review Report of Independent

Registered Public Accountant firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended March 31, 2013, comprising the balance sheet as at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with accounting standard CPC 21 (R1) and International Accounting Standard (IAS) 34 - “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and ISRE 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the Consolidated

Interim Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other Matters

Statements of value added

We have also reviewed the consolidated statements of value added for the quarter ended March 31, 2013. These statements are the responsibility of the Company’s management, and  are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the consolidated interim accounting information taken as a whole.

São Paulo, April 22, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Carlos Eduardo Guaraná Mendonça

Accountant CRC 1SP196994/O-2

Fibria Celulose S.A.

Consolidated balance sheet at

In thousands of Reais

	March 31, 2013	December 31, 2012	January 1st, 2012
Assets

Current
Cash and cash equivalents (Note 6)	858,691	943,856	381,915
Marketable securities (Note 7)	1,732,479	2,351,986	1,677,926
Derivative financial instruments (Note 8)	21,774	18,344	31,638
Trade accounts receivable, net (Note 9)	583,160	754,768	945,362
Inventories (Note 10)	1,295,982	1,183,142	1,178,707
Recoverable taxes (Note 11)	200,308	209,462	327,787
Assets held for sale	589,849	589,849	644,166
Other assets	136,046	194,526	108,062

	5,418,289	6,245,933	5,295,563

Non-current
Derivative financial instruments (Note 8)	30,590	26,475	43,446
Related parties receivables (Note 13)	6,156	6,245	5,469
Deferred taxes (Note 12)	827,395	879,606	995,368
Recoverable taxes (Note 11)	680,396	657,830	677,232
Advances to suppliers	719,050	740,310	760,611
Judicial deposits (Note 19)	159,042	157,567	137,060
Other assets	164,963	172,612	95,060
Investments (Note 14)	40,674	40,674	7,506
Biological assets (Note 15)	3,306,905	3,325,604	3,264,210
Property, plant and equipment (Note 16)	11,007,089	11,174,561	11,841,247
Intangible assets (Note 17)	4,696,913	4,717,163	4,809,448

	21,639,173	21,898,647	22,636,657

Total assets	27,057,462	28,144,580	27,932,220

Fibria Celulose S.A.

Consolidated balance sheet at
In thousands of Reais	(continued)

	March 31, 2013	December 31, 2012	January 1st, 2012
Liabilities and shareholders’ equity

Current
Loans and financing (Note 18)	818,967	1,138,005	1,092,108
Trade payables	411,709	435,939	373,692
Payroll, profit sharing and related charges	85,754	128,782	134,024
Taxes payable	38,032	41,368	53,463
Derivative financial instruments (Note 8)	31,607	54,252	163,534
Liabilities related to the assets held for sale	470,000	470,000
Dividends payable	2,076	2,076	1,520
Other payables	128,840	204,833	142,367

	1,986,985	2,475,255	1,960,708

Non-current
Loans and financing (Note 18)	9,078,795	9,629,950	10,232,309
Derivative financial instruments (Note 8)	230,375	263,646	125,437
Taxes payable	78,700	77,665	76,510
Deferred taxes (Note 12)	199,515	227,923	739,878
Provision for contingencies (Note 19)	110,315	104,813	101,594
Other payables	178,121	194,521	163,096

	9,875,821	10,498,518	11,438,824

Total liabilities	11,862,806	12,973,773	13,399,532

Shareholders’ equity
Capital	9,729,006	9,729,006	8,379,397
Capital reserves	2,688	2,688	2,688
Treasury shares	(10,346)	(10,346)	(10,346)
Statutory reserves	3,815,584	3,815,584	4,520,290
Other reserves	1,596,666	1,596,666	1,611,837
Accumulated income	21,852

Equity attributable to the shareholders of the Company	15,155,450	15,133,598	14,503,866
Equity attributable to non-controlling interests	39,206	37,209	28,822

Total shareholders’ equity	15,194,656	15,170,807	14,532,688

Total liabilities and shareholders’ equity	27,057,462	28,144,580	27,932,220

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of income

In thousand of Reais, except for the income (loss) per share

	March 31, 2013	March 31, 2012

Net revenue (Note 21)	1,449,414	1,273,712
Cost of sales (Note 23)	(1,192,487)	(1,229,902)

Gross profit	256,927	43,810

Operating expenses
Selling expenses (Note 23)	(70,903)	(70,361)
General and administrative (Note 23)	(65,747)	(61,918)
Equity in losses of associate		(19)
Other operating expenses, net (Note 23)	(2,173)	(12,884)

	(138,823)	(145,182)

Income (loss) before financial income and expenses	118,104	(101,372)

Financial income (Note 22)	34,364	48,002
Financial expenses (Note 22)	(238,077)	(202,494)
Results of derivative financial instruments (Note 22)	51,171	106,573
Foreign exchange gains (Note 22)	86,580	239,865

	(65,962)	191,946

Income before taxes on income	52,142	90,574

Taxes on income
Current (Note 12)	(11,027)	(3,168)
Deferred (Note 12)	(17,266)	(97,288)

Net income (loss)	23,849	(9,882)

Attributable to
Shareholders of the Company	21,852	(11,149)
Non-controlling interests	1,997	1,267

Net income (loss)	23,849	(9,882)

Basic and diluted earnings (loss) per share - (in Reais) (Note 24)	0.039	(0.024)

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of comprehensive income

In thousand of Reais, except for the income (loss) per share

	March 31, 2013	March 31, 2012

Income (loss) for the period	23,849	(9,882)

Other comprehensive income (loss) of the period

Total comprehensive income (loss) of the period	23,849	(9,882)

Attributable to:
Shareholders of the Company	21,852	(11,149)
Non-controlling interests	1,997	1,267

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited statement of changes in shareholders’ equity

In thousands of Reais, unless otherwise indicated

	Capital				Other reserves	Statutory reserves
	Capital	Transaction costs of the capital increase	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Retained earnings (accumulated losses)	Total	Non- controlling interest	Total

As of January 1st, 2012	8,379,397		2,688	(10,346)	1,618,824	303,800	4,216,490		14,510,853	28,822	14,539,675

Impacted of the adoption - CPC 33(R1), net of deferred taxes					(6,987)				(6,987)		(6,987)

As of January 1st, 2012 - adjusted	8,379,397		2,688	(10,346)	1,611,837	303,800	4,216,490		14,503,866	28,222	14,532,688

Total loss
Net income (loss) for the period								(11,149)	(11,149)	1,267	(9,882)

As of March 31, 2012	8,379,397		2,688	(10,346)	1,611,837	303,800	4,216,490	(11,149)	14,492,717	30,089	14,522,806

As of January 1st, 2013	9,740,777	(11,771)	2,688	(10,346)	1,611,837	303,800	3,511,784		15,148,769	37,209	15,185,978

Impacted of the adoption - CPC 33(R1), net of deferred taxes					(15,171)				(15,171)		(15,171)

As of January 1st, 2013 - adjusted	9,740,777	(11,771)	2,688	(10,346)	1,596,666	303,800	3,511,784		15,133,598	37,209	15,170,807

Total income
Net income for the period								21,852	21,852	1,997	23,849

As of March 31, 2013	9,740,777	(11,771)	2,688	(10,346)	1,596,666	303,800	3,511,784	21,852	15,155,450	39,206	15,194,656

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Unaudited consolidated statement of cash flow

In thousand of Reais

	March 31, 2013	March 31, 2012

Income before taxes on income	52,142	90,574

Adjusted by
Depreciation, depletion and amortization	403,221	438,411
Depletion of wood from forestry partnership programs	28,928	19,586
Unrealized foreign exchange (gains) losses, net	(86,580)	(239,865)
Change in the fair value of derivative financial instruments	(51,171)	(106,573)
Equity in the losses of associate		19
(Gains) losses on disposals of property, plant and equipment	(8,455)	2,948
Interest and gains and losses on marketable securities	(26,902)	(41,155)
Interest expenses	154,262	169,438
Financial charges on Eurobond partial repurchase transactions	63,064
Impairment of recoverable ICMS	22,748	18,107
Provisions and other	8,281	24,357

Decrease (increase) in assets
Trade accounts receivable	162,681	309,343
Inventories	(80,470)	(32,592)
Recoverable taxes	(31,053)	(39,607)
Other assets/advances to suppliers	(19,921)	18,140

(Decrease) increase in liabilities
Trade payables	(19,298)	(25,722)
Taxes payable	(2,995)	(21,768)
Payroll, profit sharing and related charges	(43,028)	(40,655)
Other payables	(25,947)	4,149

Cash provided by operating activities	499,507	547,135

Interest received	56,357	36,870
Interest paid	(136,083)	(112,607)
Income taxes paid	(4,472)	(2,438)

Net cash provided by operating activities	415,309	468,960

Cash flow from investment activities
Acquisitions of property, plant and equipment and forests	(240,869)	(220,569)
Advances for wood acquisition from forestry partnership program	(7,668)	(26,519)
Marketable securities, net	579,628	123,496
Proceeds from sales of property, plant and equipment	21,872	3,683
Derivative transactions settled (Note 8)	(12,289)	7,630
Other	68	(2,562)

Net cash provided by (used in) investing activities	340,742	(114,841)

Cash flow from financing activities
Borrowing	18,704	136,200
Repayments - principal amount	(808,333)	(242,771)
Premiums paid on the partial Eurobonds repurchase transaction	(42,187)
Other	(2,963)	3,467

Net cash used in financing activities	(834,779)	(103,104)

Effects of exchange rate changes on cash and cash equivalents	(6,437)	(10,836)

Net increase (decrease) in cash and cash equivalents	(85,165)	240,179

Cash and cash equivalents at the beginning of the period	943,856	381,915

Cash and cash equivalents at the end of the period	858,691	622,094

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of value added

In thousand of Reais

	March 31, 2013	March 31, 2012

Revenue
Gross sales	1,482,736	1,302,753
Revenue relating to the construction of own assets and others	228,902	187,940

	1,711,638	1,490,693

Inputs acquired from third parties
Cost of sales	(833,153)	(793,508)
Materials, energy, outsourced services and others	(95,419)	(88,432)

	(928,572)	(881,940)

Gross value added	783,066	608,753

Retentions
Depreciation and amortization	(403,221)	(438,411)
Depletion of wood from forestry partnership programs	(28,928)	(19,586)

Net value added generated from operations	350,917	150,756

Value added received through transfer
Equity in results of investees		(19)
Finance income	405,028	898,470

	405,028	898,451

Total value added for distribution	755,945	1,049,207

Distribution of value added
Personnel and social charges	133,252	139,924
Direct compensation	103,049	103,982
Benefits to employees	24,288	26,978
Government Severance Indemnity Fund for Employees (FGTS)	5,915	8,964

Taxes and contributions	97,117	179,504
Federal	68,810	152,377
State	21,166	18,652
Municipal	7,141	8,475

Interest and rentals	501,727	739,661
Income (loss) of the period	21,852	(11,149)
Non-controlling interest	1,997	1,267

Value added distributed	755,945	1,049,207

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these financial statements as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarter and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacturing and sale of bleached eucalyptus kraft pulp. We operate in a single operational segment, which is the producing and selling of short fiber pulp.

Our bleached pulp is produced from eucalyptus trees, resulting in a variety of high quality hardwood pulp with short fibers, which is generally used in the manufacture of toilet paper, uncoated and coated paper for printing and writing, and coated cardboard for packaging. We use different energy sources such as thermal and electric, including black liquor, biomass derived from wood debarking, bark and scraps.

Our business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods. The most common factors that affect global pulp prices are: (i) global demand for products derived from pulp, (ii) global production capacity and the strategies adopted by the main producers, and (iii) availability of substitutes for these products. All of these factors are beyond our control.

In 2012, we established a strategic alliance with Ensyn Corporation (“Ensyn”), to leverage our forestry expertise and our competitive position in Brazil to develop alternatives with high value aggregated to complement our global leadership and excellence in the production of pulp. We believe that the combination of our expertise and Ensyn’s technology can generate a relevant business in the biofuel segment in the future.

(b)                                Operational facilities and forest base

The Company operates the following facilities as at March 31, 2013 to produce bleached eucalyptus kraft pulp with a total annual capacity of approximately 5.3 million tons:

Pulp production facility	Location (Brazil)	Annual production capacity - tons

Aracruz	Espírito Santo	2,340,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	560,000

		5,300,000

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

(*)    Represents 50% of the annual production capacity of Veracel’s pulp mill consistently with our portion of the results, representing 50% of operations of Veracel in our consolidated statement of operations.

Fibria produces hardwood pulp from plantations of eucalyptus trees (referred to as “forests”), with an average extraction cycle of between six and seven years, which are located in six Brazilian States, consisting of approximately 967 thousand hectares as at December 31, 2012, including reforested and protected areas, as follow (in thousands of hectares):

	Area of forest	Total area

State
São Paulo	78,439	144,761
Minas Gerais	13,300	27,202
Rio de Janeiro	1,638	3,367
Mato Grosso do Sul	228,425	347,485
Bahia	134,834	263,976
Espírito Santo	105,330	180,300

	561,966	967,091

The forest base of the Losango project in the State of Rio Grande do Sul is excluded from the above table as these assets qualify as assets held for sale, and are being presented as such, as detailed in item (d)(i) of Note 35 to the most recent annual financial statements.

(c)                                 Logistics

The pulp produced for export is delivered to customers by means of sea vessels on the basis of long-term contracts with the owners of these vessels. Fibria has a long-term contract for 25 years with a dedicated fleet of 20 sea vessels, with the capacity to transport 54 thousand tons of pulp each, to optimize the international logistics and ensure operational stability and competitiveness. Two of these vessels were delivered for us and are operating.

The company operates in two ports, Santos and Barra do Riacho. The port of Santos is located on the coast of the State of São Paulo and seeps the pulp produced in the Jacareí and Três Lagoas plants. The port is operated under a concession from the Federal Government, through the Companhia Docas do Estado de São Paulo (“CODESP”).

The port of Barra do Riacho is a port specializing in the transportation of pulp, and is located about three kilometers from the Aracruz unit, in the State of Espírito Santo, and seeps the pulp produced in the Aracruz and Veracel plants. This port is operated by Portocel - Terminal Especializado Barra do Riacho S.A . (“Portocel”) - a company controlled by Fibria (which has a 51% interest in its share capital). Portocel operates with the authorization of the federal government through a contract signed on November 14, 1995.

The concession period of one of the terminals at the port of Santos ends in 2017. However, we are looking for alternative means of shipping the pulp produced, in order to maintain our export capacity in the long term.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

(d)                                Current assets held for sale

During the year of 2012 the Company approved the sale of certain Cash Generating Units (CGUs) and of certain assets, as presented in the following table:

CGU/Asset	Reference	Classification for accounting purposes	Date when classified for accounting purposes	Date when the sale was consummated

Losango project assets	Note 1(d)(i)	Assets held for sale	June 2011	Not yet consummated (*)

Forests and land located in the south of Bahia State	Note 1(d)(ii)	Assets held for sale	March 2012	December 2012

(*)    On December 28, 2012, the Company signed with CMPC Celulose Riograndense S.A. (“CMPC”) the final sale and purchase agreement for the sale of these assets with a total sale price of R$ 615 million. The completion of the sale is subject to grant of government approvals as described in the Note 1(d)(i).

(i)                                   Losango project assets

On June 30, 2011, we decided to classify as held for sale the assets related to the Losango project assets, comprised of approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul.

On September 10, 2012, we entered into a binding agreement for the sale of all Losango project assets for up to a total maximum price of R$ 615 million, and on December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the a definitive Sale and Purchase and Sale Agreement. The transaction was approved by the Conselho Administrativo de Defesa Econômica (“CADE”), athe competition authority, and on suchthis date the first installment of the purchase price in the amounting to of R$ 470 million was paid to us. The second installment, in the amounting to of R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. The final remaining installment of R$ 5 million is payable to us upon the consummation completion of the transfer of the existing land lease contracts related to the assets, and the applicable government approvals. The sale and purchase and sale agreement establishes a period of 48 months, renewable, at the option of CPMC, for an additional 48 months, to obtain the required government approvals. If the approvalthis is ultimately not obtained, we are required to return to CMPC the first installment it paid to us, plus interest, rate and the escrow deposits made by CMPC will revert to it. We have recorded the amount of the first installment received as a liability under “Advances received related to assets held for sale”.

Since the completion of the sale is dependenting on such government approvals, the assets continue to beare still classified as assets held for sale as at March 31, 2013, until the sale is consummatedcompleted. Upon classification as assets held for sale the carrying amount of the assets held for sale (all of which are non-current) was compared to its estimated fair value less cost of sale and no impairment loss was identified.

The Losango assets did not generated any significant results in the quarters ended March 31, 2013 and 2012.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

(ii)                               Forests and land located in the south of Bahia

On March 8, 2012, as part of our strategy to of strengthening our capital structure, we entered into a binding agreement with Fundo Florestas do Brasil (the “Fund”), through its subsidiary Caravelas Florestal S.A., for the sale of certain forests and land located in the south of Bahia, consisting of 16,152 thousand hectares of forests of eucalyptus for timber and pulp, with an average annual production of 660 cubic meters of wood.

On June 29, 2012, Fibria signed a sale and purchase and sale agreement for these assets, in thefor a total amount of R$ 235 million. A cash payment of R$ 200 million was received as an advance at on the same date. On December 7, 2012, the transaction was completed upon the purchaser signing an acceptance notice.

As result of the due diligence process conducted by the purchaser, the sale price was adjusted to
R$ 210 million. The remaining balance of R$ 10 million will be received by the Company during 2013 and is registered under “Other receivables”, in the current assets.

The amount of R$ 19,551 was recognized in the statement of profit and loss in the fourth quarter of 2012, which is the further details are presented in Note 35 to the most recent annual financial statements presented.

(e)                                 Companies merged and liquidated not affecting the consolidated financial statements

During the year ended December 31, 2012, management undertook certain corporate reorganizations in order to simplify the organizational structure of Fibria, including mergers and liquidations of direct and indirect subsidiaries in Brazil and abroad. The following is a summary of events occurring during the year then ended:

Company	Country	Relationship	Date of merger or beginning of liquidation	Interest on share capital - %

Liquidation
Newark Financial	British Virgin Islands	Direct subsidiary	June 2012	100

The company that was liquidated did not have any significant assets or liabilities and as a result there was no significant impacts on the results of Fibria.

(f)                                  Change in the international corporate structure

In November 2011, management approved, subject to certain conditions, a project for athe corporate restructuring of our international activities, which considered the transfer of the current commercial operational, logisticals, administrative and financial operations of Fibria Trading International KFT to another subsidiary of Fibria.

The international corporate reorganization and restructuring includes different stages, and its

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

completion is expected to be completed by around December 2014. However, the implementation of the steps of the planned of the restructuring depends on approval of the local authorities of each country involved.

2                                        Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                              Consolidated interim financial information - basis of preparation

(a)                                Accounting policies used

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 and CPC 21(R1) - “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”) and the Accountant Statements Committee Standards (“CPC”), approved by the Brazilian Securities and Exchange Commission (“CMV”).

The consolidated interim financial information should be read in conjunction with the financial statements for the year ended December 31, 2012, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in those annual financial statements.

From January 1, 2013, the companies Veracel Celulose S.A., Asapir Produção Florestal e Comércio Ltda. and VOTO — Votorantim Overseas Trading Operations IV Limited meet the definition of joint operations under IFRS 11 and CPC 19(R2) - “Joint Arrangements”, and are classified accordingly, meaning that the balance of the assets, liabilities, revenue and expenses should be accounted for by the entity participating in the joint operation proportionally to its ownership. The change in the classification of the companies as joint operations did not impact the consolidated balances of the Company.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this interim financial information and the estimates used are the same as those used in the preparation of the most recent annual financial statements, except to the extent disclosed in Note 3.

(b)                                Approval of the interim financial information

The consolidated interim financial information were approved by Management on April 22, 2013.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Accounting estimates will seldom equal the related actual results. In the quarter ended March 31, 2013, there were no significant changes in the estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the next financial year, compared to those disclosed in Note 3 to our most recent annual financial statements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

3                                        Adoption of new standards, amendments and interpretations issued by IASB and CPC

A number of new standards and amendments to standards and interpretations were issued by the IASB and CPC and are effective for annual periods beginning after January 1, 2013, as follow:

•             IAS 1/CPC 26(R1) - Presentation of financial statements

•             IAS 19/CPC 33(R1) - Employee benefits

•             IAS 28/CPC 18(R2) - Investments in associates

•             IFRS 11/CPC 19(R2) - Joint Arrangements

•             IFRS 12/CPC 45 - Disclosure of interest in other entities

•             IFRS 9/CPC 38 - Financial instruments

•             IFRS 10/CPC 36(R3) - Consolidated financial statements

•             IFRS 13/CPC 46 - Fair value measurement

As a result of the new standards, amendments and interpretations issued by IASB and CPC mentioned above, are applicable to us: IFRS 11/CPC 19(R2) - Joint Arrangements, with the effect described in Note 2.1 (a); and, IAS 19/CPC 33(R1) - Employee benefits, with the effect described below:

IAS 19 / CPC 33(R1) — Employee benefits

Booking actuarial gain and loss by the “corridor” method, used to be a Company practice until December 31, 2012, and such actuarial gains and losses would be recognized the income statement as it exceeded the “corridor” carrying amount, and amortized over the remaining esteem average life of the population which has the benefit; therefore, the gains and losses measured were not immediately recognized. As its method outcome the carrying amount recognized as liabilities differed from the estimated present carrying amount of obligations by actuarial gains and losses carrying amount not yet recognized.

The main impact of the adoption of this standard on the interim financial information for the quarter ended March 31, 2013, with retrospective effect on the financial statements for the year ended December 31, 2012 and the respective opening balances as at January 1, 2012, are as follow: (a) to immediately recognize all actuarial gains and losses directly in “Other comprehensive income”, with the extinction of the “corridor method” for the recognition of actuarial gains and losses from remeasurement, (b) to replace the interest costs and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset), which should increase the cost of the plan. However, this situation did not have any impact on the Company, due the fact that we do not have any plan assets.

The reconciliation of the adjusted actuarial obligations related to December 31, 2012 and the opening balance as at January 1, 2012, impacted by the adoption, is as follows:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

	December 31, 2012	January 1st, 2012

Present value of actuarial obligations from previous accounting practices	60,362	55,715

Impacted of the adoption of CPC 33(R1)	22,985	10,587

Present value of actuarial obligations after adoption (*)	93,934	66,302

(*)           The actuarial obligation is recorded as non-current “Other payable”, on the interim financial information at March 31, 2013 and in the December 31, 2012 financial statements and the opening balance as of January 1st, 2012.

As result of the adjustment described above, the accounting balances of “Deferred taxes” classified as non-current assets, “Other payable” classified as non-current liabilities and “Other reserves” in shareholders’ equity as of December 31, 2012 and January 1st, 2012, regarding the comparative period for this interim financial information, were adjusted as follow:

	December 31, 2012			January 1st, 2012
	Original balance	Adjustment	Adjusted balance	Original balance	Adjustment	Adjusted balance

Non-current asset
Deferred assets	868,192	11,414	879,606	991,768	3,600	995,368

Non-current liability
Other payable	160,949	33,572	194,521	152,509	10,587	163,096

Shareholders’ equity
Other reserves	1,618,824	(22,158)	1,596,666	1,618,824	(6,987)	1,611,837

4                                        Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) did not have any significant changes. The Company’s financial liabilities presenting liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), the capital risk management position, including indexes ratios of financial leverage (Note 4.3) and also sensitivity analysis (Note 5).

4.1                              Liquidity risk

The table below classifies Fibria’s financial liabilities into the relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table represent the contracted cash flow amounts, discounted and as such they differ from the amounts presented in the consolidated balance sheet.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At March 31, 2013
Loans and financing	1,302,597	2,190,897	3,766,287	5,261,610
Derivative financial instruments	42,422	61,674	184,048	60,228
Trade and other payables	540,084	24,621	20,005	40,009

	1,885,103	2,277,192	3,970,340	5,361,847

At December 31, 2012
Loans and financing	1,739,139	2,881,125	4,163,566	5,878,870
Derivative financial instruments	44,853	50,739	246,710	117,785
Trade and other payables	564,172	54,234	14,516	31,452

	2,348,164	2,986,098	4,424,792	6,028,107

At January 1st, 2012
Loans and financing	1,636,635	2,723,403	3,919,605	7,916,925
Derivative financial instruments	134,886	6,321	104,913	16,099
Trade and other payables	516,061	47,197	14,516	35,081

	2,287,582	2,776,921	4,039,034	7,968,105

4.2                              Foreign exchange risk

The following table presents the carrying amount of the assets and liabilities denominated in foreign currency:

	March 31, 2013	December 31, 2012	January 1st, 2012

Assets in foreign currency
Cash and cash equivalents (Note 6)	820,330	891,046	318,926
Marketable securities (Note 7)	537,733	432,706
Trade accounts receivable (Note 9)	549,560	714,142	916,391

	1,907,623	2,037,894	1,235,317

Liabilities in foreign currency
Loans and financing (Note 18)	7,728,437	8,542,851	9,230,592
Trade payables	61,933	105,194	35,676
Derivative financial instruments (Note 8)	209,618	273,079	213,887

	7,999,988	8,921,124	9,480,155

Asset (liability) exposure	(6,092,365)	(6,883,230)	(8,244,838)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

4.3                              Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by net income before interest, income taxes including social contributions, depreciation and amortization and other items as further described below (“Adjusted EBTIDA”), keeping focus on our strategy to reduce indebtedness and maintaining an appropriate level of leverage in accordance with our internal policies, as presented in the most recent annual financial statements in Note 4.2. Net debt represents total loans and financing, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments.

The indebtedness ratios at March 31, 2013, December 31, 2012 and January 1st, 2012 were as follows (measured in Reais):

	Millions of Reais
	March 31, 2013	December 31, 2012	January 1st, 2012

Loans and financing (Note 18)	9,898	10,768	11,324
Less - cash and cash equivalents (Note 6)	859	944	382
Plus - derivative financial instruments (Note 8)	(210)	(273)	(214)
Less - marketable securities (Note 7)	1,733	2,352	1,678

Net debt	7,516	7,745	9,478

Adjusted EBITDA (last twelve months)	2,440	2,253	1,981

Indebtedness ratio	3.1	3.4	4.8

The indebtedness ratio decreased from 3.4 on December 31, 2012 to 3.1 at March 31, 2013, mainly due to increments of EBITDA and reductions in the level of net indebtedness during the period.

From June 2012 debt-related financial covenants including the indebtedness ratio are measured in US Dollars, as further described in Note 23 to the most recent annual financial statements. Since the above ratios used for the periods presented are measured in Reais, there are likely to be differences between the ratio presented above and the ratios measured in compliance with the debt covenant requirements.

The Company continues to focus on actions including reductions in fixed and variable costs, selling expenses, capital expenditure and improvements in working capital. We have also focused on actions that may result in additional liquidity of non-strategic assets. These actions are intended to strengthen the capital structure of the Company, resulting in improved Net Debt to Adjusted EBITDA ratios.

5                                        Sensitivity analysis

The analysis below presents the sensitivity analysis of the effects of changes in relevant risk factors to which the Company is exposed at the end of the quarter. Management believes that a reasonably likely scenario is that the exchange rate between the US Dollar and the Real will reach R$ 2.00, and that changes will be observed in the pulp price over a three-month period in line with current market expectation and historical changes in the prices of pulp.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

The other risk factors were not considered to have a significant effect on the results of financial instruments.

Instruments denominated in foreign currency - mainly in US Dollars	Scenario	Impact on income (expense) - in Reais

Loans and financing	Depreciation of 0.69% of the Real against the US Dollar compared to the Ptax rate as at March 31, 2013 - from R$ 2.00 to R$ 2.0138	51,156
Cash, cash equivalents and marketable securities		(9,306)
Derivative financial instruments		13,808
Accounts receivables		(3,766)
Accounts payable		424

Total of estimated impact		52,316

As shown above, a depreciation of the Real against the US Dollar, considering the closing rate and the balance of financial instruments as at March 31, 2013, would lead to a reduction in the liabilities recognized in the balance sheet and a corresponding gain of approximately R$ 52,316.

In this projected scenario, compared to the average exchange rate of R$ 1.9971 observed during the period, net revenue would have increased by 0.3%, representing an approximate amount of R$ 4.6 million given the volume and sales prices for the quarter ended March 31, 2013.

According to CVM Decision  No. 550/08, the following table presents the change in the fair values of derivative financial instruments, loans and financing and marketable securities, in two adverse scenarios, that could generate significant losses for the Company. The probable scenario was stressed, considering an additional 25% and 50% with respect to the probable scenario of R$ 2.00 per US Dollar:

	Impact of an appreciation of the real against the US Dollar on the fair value
	Probable -	Possible (25%) -	Remote (50%) -
	R$ 2.00	R$ 2.50	R$ 3.00

Derivative financial instruments	13,808	(505,144)	(1,208,681)
Loans and financing	51,156	(1,802,325)	(3,655,807)
Marketable securities	(9,306)	327,863	665,032

Total impact	55,658	(1,979,606)	(4,199,456)

6                                        Cash and cash equivalents

	Average yield - %	March 31, 2013	December 31, 2012	January 1st, 2012

Cash and banks		38,361	52,810	62,989
Foreign currency
Fixed-term deposits — CDB	0.41	820,330	891,046	318,926

Cash and cash equivalents		858,691	943,856	381,915

CDBs are highly liquid, readily convertible into a known amount of cash and subject to an immaterial risk of change of value if early redemption is requested.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

During the quarter ended March 31, 2013 there were no relevant changes in relation to the information presented in the most recent annual financial statements (Note 9).

7                                        Marketable securities

Marketable securities include financial assets classified as held for trading as follows:

	March 31, 2013	December 31, 2012	January 1st, 2012

Brazilian federal government securities including under reverse repurchase agreements
LFT	173,353	268,984	208,602
LTN Over	207,931	111,907	149,730
MTN Over		186,374
Other			4,666

Private securities including securities under reverse repurchase agreements
Reverse repurchase agreements	420,566	766,281	1,282,236
CDB	391,940	584,734	31,750
CDB Box			942
RDB - fixed interest rate	956	1,000

In foreign currency
Private securities including securities under reverse repurchase agreements
Time deposits	537,733	432,706

Marketable securities	1,732,479	2,351,986	1,677,926

Private securities are mainly composed of short-term investments in CDB and reverse repurchase agreements which have immediate liquidity and carry interest based on the Interbank Deposit Certificate (“CDI”) interest rate. Government securities are composed of National Treasury Bills and Notes all issued by the Brazilian federal government. The average yield of marketable securities in the quarter ended March 31, 2013 was 102.37% of the CDI (102.66% of the CDI as of December 31, 2012 and 102.47% of the CDI as of January 1st, 2012). Securities in foreign currency correspond, substantially, to time deposits with maturities longer than 90 days and average remuneration of 1.13% p.a.

During the quarter ended March 31, 2013 there were no relevant changes to the operations presented in the most recent annual financial statements and detailed in Note 10 to these financial statements.

The decrease in the balance during the quarter ended March 31, 2013 was mainly related to the payments made by Fibria on loans and financing during the period, as described in Note 18(e) to this report.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

8                                        Derivative financial instruments

The following tables present the derivatives, segregated by type, presenting both the asset and liability positions of the swap contracts, the fair value and paid by hedge strategy adopted, and also the schedule of the maturities based on their contractual maturities.

(a)                                Derivative financial instruments by type

	Reference value (notional) - in US Dollars			Fair value
Type of derivative	March 31, 2013	December 31, 2012	January 1st, 2012	March 31, 2013	December 31, 2012	January 1st, 2012

NDF (US$) (*)	20,000	170,000	921,900	(1,315)	(26,432)	(134,206)
Swap JPY x US$ (JPY)			45,000			27,804
Swap DI x US$ (US$)	303,303	306,226	233,550	(53,945)	(78,345)	11,373
Swap LIBOR x Fixed (US$)	533,086	564,012	227,891	(3,961)	(8,145)	(10,655)
Swap TJLP x US$ (US$)	331,323	349,860	416,478	(141,599)	(148,123)	(92,165)
Swap Pre x US$ (US$)	91,736	97,737	41,725	(12,506)	(13,205)	(9,084)
Zero cost collar (*)	785,000	410,000	162,000	3,708	1,171	(6,954)

				(209,618)	(273,079)	(213,887)

Classified
In current assets				21,774	18,344	31,638
In non-current assets				30,590	26,475	43,446
In current liabilities				(31,607)	(54,252)	(163,534)
In non-current liabilities				(230,375)	(263,646)	(125,437)

Total, net				(209,618)	(273,079)	(213,887)

(*)  There was a reduction of in notional NDFs which was offset by the increase in notional Dollar options, considering that with given the low volatility of the Dollar, these operations have remained more attractive than the NDFs in terms of cost at the same time minimizing the negative impacts in case of a high significant depreciation of the Real against the US Dollar.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments by type and broken down by the nature of the exposure (asset and liability exposure for swaps)

	Reference value (notional) - in currency of origin			Fair value
Type of derivative	March 31, 2013	December 31, 2012	January 1st, 2012	March 31, 2013	December 31, 2012	January 1st, 2012

Future contracts - NDF
Cash flow hedge (US$)	20,000	170,000	921,900	(1,315)	(26,432)	(134,206)

Swap contracts
Asset
JPY fixed rate (JPY to USD)			4,754,615			136,077
USD LIBOR (LIBOR to fixed)	533,086	564,012	227,891	1,074,294	1,153,420	427,843
BRL fixed rate (BRL to USD)	546,197	551,195	399,370	705,605	706,349	514,257
BRL TJLP (BRL to USD)	539,262	569,708	679,784	528,955	572,177	611,091
BRL Pre (BRL to USD)	171,987	183,427	66,468	159,492	170,934	64,391
Liability
USD fixed rate (JPY to USD)			45,000			(108,273)
USD fixed rate (LIBOR to fixed)	533,086	564,012	227,891	(1,078,255)	(1,161,565)	(438,498)
USD fixed rate (BRL to USD)	303,303	306,226	233,550	(759,550)	(784,694)	(502,884)
USD fixed rate (BRL TJLP to USD)	331,323	349,861	416,478	(670,554)	(720,300)	(703,256)
USD fixed rate (BRL to USD)	91,736	97,737	41,725	(171,998)	(184,139)	(73,475)

Total of swap contracts				(212,011)	(247,818)	(72,727)

Options
Cash flow hedge - Zero cost collar	785,000	410,000	162,000	3,708	1,171	(6,954)

				(209,618)	(273,079)	(213,887)

(c)                                 Derivative financial instruments by type of economic hedge strategy

	Fair value			Value (paid) or received
Type of derivative	March 31, 2013	December 31, 2012	January 1st, 2012	March 31, 2013	December 31, 2012

Operational hedge
Cash flow hedge of exports	2,393	(25,261)	(141,160)	(13,788)	(151,109)
Hedge of receivable from sale of investments
Hedge of debt
Hedge of interest rate	(3,961)	(8,145)	(10,655)	(2,728)	(8,743)
Hedge of foreign currency	(208,050)	(239,673)	(62,072)	4,227	33,484)

	(209,618)	(273,079)	(213,887)	(12,289)	(126,368)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

(d)                                Fair value of derivative financial instruments by maturity date and counterparty

The following tables present information about derivative financial instruments grouped by maturity and counterparty.

The following table presents the fair values by month of maturity:

	March 31, 2013
	2013	2014	2015	2016	2017	2018	2019	2020	Total

January		(2,312)	(3,809)	(3,940)	(3,263)				(13,324)
February		(2,260)	(4,329)	(3,770)	(2,982)	1,881	1,278	316	(9,866)
March		(637)	(1,887)	(1,703)	(1,298)	(26)			(5,551)
April	(1,793)	(2,800)	(4,273)	(3,831)	(3,376)	16			(16,057)
May	(1,527)	(3,299)	(4,681)	(3,859)	(2,900)	657	306		(15,303)
June	459	(3,593)	(4,799)	(4,251)	(3,321)	5			(15,500)
July	(429)	(3,175)	(3,675)	(3,018)	(1,654)				(11,951)
August	(1,297)	(3,716)	(4,007)	(2,883)	(1,002)	(8,617)	(10,863)	(12,058)	(44,443)
September	2,186	(1,080)	(4,984)	(4,214)	(20,845)	(9,167)			(38,104)
October	(374)	(3,524)	(3,843)	(3,143)	(1,702)				(12,586)
November	(1,256)	(3,926)	(4,080)	(2,917)	(1,070)	656			(12,593)
December	(1,060)	(4,130)	(4,199)	(3,298)	(1,653)				(14,340)

	(5,091)	(34,452)	(48,566)	(40,827)	(45,066)	(14,595)	(9,279)	(11,742)	(209,618)

	December 31, 2012
	2013	2014	2015	2016	2017	2018	2019	2020	Total

January	(11,875)	(2,652)	(4,065)	(4,067)	(3,311)				(25,970)
February	(10,120)	(3,188)	(4,586)	(3,882)	(2,976)	1,651	1,096	292	(21,713)
March	(2,092)	(1,856)	(2,784)	(2,403)	(2,238)	(80)			(11,453)
April	(3,195)	(3,095)	(4,511)	(3,932)	(3,420)	15			(18,138)
May	(1,873)	(3,590)	(4,915)	(3,952)	(2,987)	628	279		(16,410)
June	93	(3,578)	(5,154)	(4,499)	(3,674)	(116)			(16,928)
July	(1,058)	(3,453)	(3,852)	(3,077)	(1,683)				(13,123)
August	(1,965)	(3,993)	(4,176)	(2,969)	(1,231)	(9,170)	(11,040)	(12,195)	(46,739)
September	770	(2,111)	(7,304)	(6,637)	(27,668)	(15,716)			(58,666)
October	(1,459)	(3,791)	(3,980)	(3,202)	(1,722)				(14,154)
November	(1,813)	(4,189)	(4,228)	(3,051)	(1,288)	500			(14,069)
December	(1,320)	(4,546)	(4,465)	(3,567)	(1,818)				(15,716)

	(35,907)	(40,042)	(54,020)	(45,238)	(54,016)	(22,288)	(9,665)	(11,903)	(273,079)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

	January 1st, 2012
	2012	2013	2014	2015	2016	2017	2018	Total

January	(23,146)	(447)	25,680	(3,000)	(2,820)	(2,483)		(6,216)
February	(16,878)	(540)	(2,049)	(2,966)	(2,879)	(2,475)		(27,787)
March	(11,919)	1,045	(1,874)	(2,951)	(2,980)	(2,415)	86	(21,008)
April	(17,225)	(355)	(2,756)	(3,228)	(2,933)	(2,764)		(29,261)
May	(13,148)	(565)	(2,571)	(3,262)	(2,932)	(2,782)		(25,260)
June	(1,991)	1,414	(2,208)	(3,055)	(2,908)	(2,675)	104	(11,319)
July	(18,880)	(1,520)	(2,796)	(2,658)	(2,548)	(1,289)		(29,691)
August	(18,824)	(1,396)	(2,662)	(2,695)	(2,539)	(1,286)		(29,402)
September	(668)	(48)	(2,461)	(3,018)	(2,290)	2,973	8,745	3,233
October	(6,905)	(1,519)	(2,908)	(2,897)	(2,499)	(1,281)		(18,009)
November	(420)	(1,289)	(2,854)	(2,926)	(2,476)	(1,288)		(11,253)
December	1,484	(240)	(2,736)	(2,769)	(2,431)	(1,222)		(7,914)

	(128,520)	(5,460)	(2,195)	(35,425)	(32,235)	(18,987)	8,935	(213,887)

Notional and fair value by counterparty:

	March 31, 2013		December 31, 2012		January 1st, 2012
	Notional – in US Dollars	Fair value	Notional – in US Dollars	Fair value	Notional – in US Dollars	Fair value

Banco Itaú BBA S.A.	363,595	(13,780)	243,261	(17,865)	382,812	(49,975)
Deutsche Bank S.A.	248,450	1,637	143,450	(2,033)	37,500	(3,699)
Banco Safra S.A.	218,303	(36,121)	221,226	(55,131)	233,550	11,372
Banco BNP Paribas Brasil S.A.	215,000	1,013	125,000	853
Banco Santander Brasil S.A.	206,225	(83,954)	248,918	(93,734)	255,556	(57,139)
Banco CreditAgricole Brasil S.A.	195,489	(311)	213,950	(3,844)
HSBC Bank Brasil S.A.	150,294	(19,286)	154,601	(21,101)	135,046	(22,460)
Banco Citibank S.A.	134,883	(37,691)	138,181	(39,734)	240,376	(6,695)
Goldman Sachs do Brasil	101,100	(2,182)	123,250	(3,107)	186,850	(17,507)
Banco Bradesco S.A.	85,000	(17,825)	85,000	(23,214)
Morgan Stanley & CO.	47,129	(1,148)	58,912	(1,747)	229,042	(22,415)
Banco Votorantim S.A.	38,980	217	42,086	200
Banco ABC Brasil S.A.	25,000	(255)
Rabobank Brasil S.A.	25,000	182	50,000	(2,389)
Bank of America Merrill Lynch	10,000	(114)			96,400	(20,041)
Banco Standard de Investimentos			35,000	(6,821)	14,500	(1,791)
Standard Chartered Bank					57,500	(8,285)
Banco Barclays S.A.			15,000	(3,412)	124,500	(10,959)
Banco WestLB do Brasil					45,500	(2,521)
BES Investimento do Brasil S.A.					10,000	(1,772)

	2,064,448	(209,618)	1,897,835	(273,079)	2,049,132	(213,887)

The fair value does not necessarily represent the cash required to immediately settle each contract, as this disbursement will only be made on the date of maturity of each transaction, when the final settlement amount can be determined.

The outstanding contracts at March 21, 2013 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered with CETIP (a clearing house).

The descriptions of the types of contracts and risks being hedged against are as follow:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

(i)                                   Non-Deliverable Forwards (“NDF”)

The Company entered into US Dollar forwards in order to hedge a portion of its future export revenue, which is considered highly likely to be collected, against any devaluation of the Real against the US Dollar.

(ii)                               LIBOR versus fixed rate swap

The Company has plain-vanilla swaps of quarterly LIBOR against fixed rates, with the objective of hedging debt carrying interest based on LIBOR against any increase in LIBOR.

(iii)                           DI versus US Dollar swap

The Company has plain-vanilla swaps of Interbank Deposit (DI) against the US Dollar, with the objective of converting our debt exposure in Reais subject to the DI rate into a debt in US Dollars with fixed interest. The swaps are matched to debt in terms of the underlying amounts, maturity dates and cash flow.

(iv)                            TJLP versus US Dollar swap

The Company has plain-vanilla swaps of Long-term Interest Rate (“TJLP”) against the US Dollar with the objective of changing our debt exposure in Reais subject to interest based on the TJLP, to debt in US Dollars with fixed interest. The swaps are matched to the related debt in terms of underlying amounts, maturity dates and cash flow.

(v)                                Zero cost collar

The Company has a zero cost collar, which is a purchased option (put) to purchase US Dollars and a written option (call) to sell US Dollars, with no leverage. The difference between the strike price of the put (floor) and of the call (ceiling) results in a floor and cap of the Dollar exchange rate, thereby forming a “Collar”.

(vi)                            Pre swap versus US Dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in Reais into a debt in US Dollars with fixed rates. The swaps are matched to debt in terms of the underlying amounts, maturity dates and cash flow.

(vii)                        Fair value measurement of derivative financial instruments

The Company estimates the fair values of its derivative financial instruments and acknowledges that these may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention for early settlement by the counterparties, among other factors. The amounts estimated by management are also compared to the Mark-to-Market (“MtM”) prices provided as a reference by the banks (counterparties) and to estimates performed by an independent financial advisor.

Management believes that the fair value estimated for those instruments following the methods described below, reliably reflect their fair values.

The methods used by the Company to measure the fair values of its derivative financial instruments

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

reflect the methodologies commonly used by the market, and are based on widely tested theoretical bases.

The methodologies used to estimate the MtM and to record the financial instruments is defined in the manual developed by the Company’s risk and compliance management area.

A summary of the methodologies used for the purpose of determining the fair value by type of instrument is presented below.

•             Non-deliverable forwards - a projection of the future exchange rate is made, using the observable foreign currency coupon and the observed fixed yield curve in Reais at each maturity date. The difference between the forward exchange rate obtained through this method and the contractual forward exchange rate is determined. This difference is multiplied by the notional amount of each contract and discounted to its present value using the observed fixed yields in Reais.

•             Swap contracts - the present value of both the asset and liability position are estimated by discounting the forecast cash flow using the observed market interest rate for the currency in which the swap is denominated. The contract’s fair value is the difference between the asset and liability amounts. The only exemption refers to TJLP versus US Dollar swaps, where the cash flow of the asset position (TJLP versus Pre swap) is projected using a straight yield of 5% during the period of the swap contract, disclosed by BM&FBOVESPA.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman Kohlhagen model. Volatility information and interest rates are observable and were obtained from BM&FBOVESPA exchange information to calculate the fair values.

The yield curves used to calculate the fair values of financial instruments at March 31, 2013 are as follow:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	7.02%	1M	1.63%	1M	0.27%
6M	7.48%	6M	1.39%	6M	0.31%
1A	7.93%	1A	1.58%	1A	0.35%
2A	8.63%	2A	1.87%	2A	0.42%
3A	9.11%	3A	2.14%	3A	0.53%
5A	9.64%	5A	2.87%	5A	0.96%
10A	10.16%	10A	4.17%	10A	2.08%

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

9                                        Trade accounts receivable

	March 31, 2013	December 31, 2012	January 1st, 2012

Domestic customers	4,349	99,601	102,305
Intercompany	91,196	2,980	2,878
Export customers	549,560	714,142	916,391

	645,105	816,723	1,021,574

Allowance for doubtful accounts	(61,945)	(61,955)	(76,212)

	583,160	754,768	945,362

During the quarter ended March 31, 2013, we made credit assignments without recourse for certain customers, amounting to R$ 566,689 (R$ 686,619 at December 31, 2012 and R$ 306,787 at January 1, 2012) meaning that these amounts were not recognized as trade accounts receivable and are not included in the balance above. The combination of the sales volume, average pulp price and the effect of the exchange currency in the period, contributed to minimizing the decrease in the balance.

10                                 Inventories

	March 31, 2013	December 31, 2012	January 1st, 2012

Finished goods
At plant/warehouses in Brazil	179,182	131,806	135,110
Outside Brazil	537,999	470,082	518,305
Work in process	8,265	13,438	31,141
Raw materials	422,972	422,288	360,473
Supplies	134,164	142,288	129,298
Imports in transit	9,972	2,333	2,140
Advances to suppliers	3,428	907	2,240

	1,295,982	1,183,142	1,178,707

The balance increased by 9.5% or R$ 112,840, mainly due to carried by the high level of inventories of finished products (increase of 74 kilotons) in the first quarter of 2013.

11                                Recoverable taxes

	March 31, 2013	December 31, 2012	January 1st, 2012

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	203,294	187,941	208,993
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	17,609	16,140	19,520
Recoverable ICMS and Excise Tax (IPI)	736,509	715,904	614,274
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) Recoverable	521,871	526,410	669,805
Provision for impairment of ICMS credits	(598,579)	(579,103)	(507,573)

	880,704	867,292	1,005,019

Non-current	680,396	657,830	677,232

Current	200,308	209,462	327,787

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

During the quarter ended March 31, 2013 there were no relevant changes in terms of our expectations regarding the recoverability of the tax credits presented in Note 14 to the most recent annual financial statements.

12                                 Taxes on income

The Company and its subsidiaries based in Brazil are taxed based on their net income/loss for accounting purposes and then adjusted for tax purposes. The subsidiaries outside of Brazil use methods established by the respective local regulations. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted as at the date of the interim financial information.

(a)                                Deferred taxes

Deferred income tax and social contribution tax assets arise from tax losses and temporary differences related to (i) the effect of foreign exchange gains/losses mainly on loans and financing (which for tax purposes are taxed/deductible on a cash basis), (ii) adjustments to the fair values of derivative financial instruments, (iii) provisions not currently deductible for tax purposes, (iv) investments in rural activity, and (vi) temporary differences arising from the adoption of CPCs/IFRS.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

	March 31, 2013	December 31, 2012	January 1st, 2012

Tax losses	679,951	587,211	521,693
Provision for contingencies	68,788	65,578	30,506
Sundry provisions (impairment, operational and other)	357,619	401,113	383,395
Results of derivative contracts recognized for tax purposes on a cash basis	71,270	92,847	72,537
Exchange variation - recognized for tax purposes on a cash basis	415,179	470,825	73,412
Tax amortization of goodwill	113,291	113,178	110,936
Actuarial gain (loss) over medical assistance plan (SEPACO)	11,414	11,414	3,600
Provision for losses on foreign deferred tax assets (*)	(217,464)	(238,201)	(200,711)
Tax depreciation	(11,500)	(11,391)	(14,986)
Reforestation costs already deducted for tax purposes	(316,036)	(299,632)	(284,020)
Fair values of biological assets	(223,161)	(239,094)	(214,952)
Effect of business combination - acquisition of Aracruz	(28,939)	(31,998)	(45,212)
Tax benefit of goodwill not amortized for tax purposes	(290,741)	(268,376)	(178,917)
Other provisions	(1,791)	(1,791)	(1,791)

Total deferred taxes, net	627,880	651,683	255,490

Deferred taxes - asset (net by entity)	827,395	879,606	995,368

Deferred taxes - liability (net by entity)	199,515	227,923	739,878

Changes in the net balance of deferred income tax are as follow:

	March 31, 2013	December 31, 2012

At the beginning of the period	651,683	251,890
Tax losses	92,740	28,558
Provision for the impairment of foreign deferred tax assets	20,737	(37,490)
Temporary differences relating to provisions	(40,284)	52,790
Derivative financial instruments taxed on a cash basis	(21,577)	20,310
Amortization of goodwill	(22,252)	(87,217)
Reforestation costs	(16,513)	(12,018)
Exchange gains/losses taxed on a cash basis	(55,646)	434,373
Fair value of biological assets	15,933	(24,141)
Actuarial gain (loss) over medical assistance plan (SEPACO)		11,414
Other	3,059	13,214

At the end of the period	627,880	651,683

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Reconciliation of income tax and social
contribution benefit (expense)

	March 31, 2013	March 31, 2012

Income from continuing operations taxes on income	52,142	90,574

Income tax and social contribution at statutory nominal rate - 34%	(17,728)	(30,795)

Reconciliation to effective expense

Non-taxable equity in earnings (losses) of associates		(6)
Difference in tax rates of foreign subsidiaries	(1,812)	(61,367)
Benefits to directors	(2,260)	(2,108)
Transfer pricing	(6,047)
Other, mainly non deductible provisions	(446)	(6,180)

Income tax and Social Contribution benefit (expense) for the year	(28,293)	(100,456)

Effective rate - %	54.3	110.9

13                                 Significant transactions and
balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of its shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.38% of the shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, associates, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances and transactions with related parties are as follow:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	March 31, 2013	December 31, 2012	January 1st, 2012

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(65)	(722)	(63)
BNDES	Financing	(1,671,578)	(1,747,272)	(1,773,842)

		(1,671,643)	(1,747,994)	(1,773,905)

Transactions with associates
Bahia Produtos de Madeira S.A.	Sales of wood	3,852	2,980	2,878

Transactions with Votorantim Group companies
VOTO III	Eurobonds			(117,767)
Votener - Votorantim Comercializadora de Energia	Energy supplier		(388)	(388)
Banco Votorantim S.A.	Financial investments	41,809	197,782	176,156
Votorantim Cimentos S.A.	Input supplier	(41)	(11)	(87)
Votorantim Cimentos S.A.	Sale of lands	31,362	31,362
Votorantim Metais	Chemical products supplier	(140)	(228)	(214)
Votorantim Metais	Leasing of lands	(713)	(1,476)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(34)	(33)	(33)

		72,243	227,008	57,667

Net		(1,595,548)	(1,518,006)	(1,713,360)

Presented in the following lines
In assets
Marketable securities (Note 7)		35,077	191,537	170,687
Trade accounts receivable (Note 9)		4,349	2,980	2,878
Related parties - non-current		6,156	6,245	5,469
Other assets - current		31,362	31,362
In liabilities
Loans and financing (Note 18)		(1,671,578)	(1,747,272)	(1,891,609)
Suppliers		(914)	(2,858)	(785)

		(1,595,548)	(1,518,006)	(1,713,360)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

(ii)                               Transactions recognized in the
statement of operations

	Income (expense)
	Nature	March 31, 2013	March 31, 2012

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(1,967)	(2,297)
Banco Nacional de Desenvolvimento
Econômico e Social (BNDES)	Financing	(25,824)	(26,801)
		(27,791)	(29,098)

Transactions with associates
Bahia Produtos de Madeira S.A.	Sales of wood	2,095	2,973

Transactions with Votorantim Group companies
VOTO III	Eurobond		9,404
Votener - Votorantim Comercializadora de Energia	Energy supplier	(7,091)	(2,948)
Banco Votorantim S.A.	Investments	2,962	4,680
Anfreixo S.A.	Material and services supplier		(695)
Votorantim Cimentos S.A.	Leasing of lands	(153)	(85)
Votorantim Metais Ltda.	Chemical products supplier	(1,364)	(1,619)
Votorantim Metais Ltda.	Leasing of lands	(2,139)	(1,739)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(115)	(99)

		(7,900)	6,899

Comments on the main transactions and

contracts with related parties

The following is a summary of the nature and conditions of the transactions with related parties:

Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Services Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for overall remuneration of R$ 9,767 and has a one-year term, to be renewed annually upon formal confirmation by the parties.

Additionally, VID provides various services related to technical advice and training, including management improvement programs. These services are provided to the entire Votorantim Group, and the Company reimburses VID at cost for the expenses related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure, forestry and the acquisition of equipment and machines, as well as the expansion and modernization of its plants. There have been no changes in the contracts with BNDES since December 31, 2012, which were presented in Note 23(e) in the most recent annual financial statements.

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies performed when these

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

contracts were executed.

Subsidiaries, joint operations and associates

Fibria shares its administrative structure with its wholly-owned subsidiary Fibria - MS, and allocates these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management, and no sharing of expenses is necessary. In June 2010 and May 2011, there were purchases of intercompany receivables from this subsidiary amounting to R$ 239,123 relating to export shipments, which were fully settled in 2012.

Port services for shipping the products of the Aracruz plant are contracted from Portocel - Terminal Especializado Barra do Riacho. Portocel is controlled by the Company, and Cenibra - Celulose Nipo-Brasileira holds the remaining 49% interest in Portocel. The prices and conditions are identical for both shareholders.

The Company has accounts receivable relating to the sale of pulp to its wholly-owned subsidiary Fibria Trading International KFT, which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp sales prices and payment terms for this subsidiary follow the strategic and finance plan of the Company and observe the transfer price limits under the tax regulations. In addition, the Company contracted intercompany export prepayments with this subsidiary, at the rate of quarterly LIBOR plus an average spread of 4.1% p.a., with quarterly payments of principal and interest and final maturity in 2018.

On June 24, 2005, we entered into a loan contract with VOTO IV, which raised US$ 200,000 thousand bearing interest at 8.5% p.a., maturing in 2020.

The Company has balances receivable from Asapir, corresponding to cash advances made for the purpose of ensuring Asapir has adequate working capital at levels considered appropriate to carry out its operational activities.

The Company has a receivables balance of R$ 3,852 from Bahia Produtos de Madeira S.A., corresponding to sales of wood, with a contract value of around R$ 9 million per year with maturity in 2019, renewable for 15 years.

Votorantim Group companies

The Company has a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply power to our unit in Jacareí. The total amount contracted is R$ 15,000, guaranteeing 115,700 megawatt-hours over five years maturing in December 31, 2014. Should either party request an early termination of the contract, that party is required to pay 50% of the remaining contract amount. In addition, the Company entered into a contract to purchase energy from Votener, expiring on December 31, 2014, to supply the Três Lagoas and Aracruz units. Since these units already generate their own energy, the contract is intended to maximize the competitiveness of the energy matrix. The total amount contracted may change based on the needs and consumption of energy by those plants.

The Company maintains investments in CDB and securities purchased under resale agreements (“reverse repos”) issued by Banco Votorantim S.A., with average remuneration of 104.20% of the CDI rate, maturing on January 2015. The Company’s cash management policy is intended to provide efficiency in investment returns and to maximize liquidity, based on market practices. The Company

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

has also entered into derivative financial instrument contracts with Banco Votorantim. The Shareholders Agreement limits the intercompany investments to R$ 200 million for securities and R$ 100 million of notional value for derivative financial instruments.

On January, 2012, the Company entered into a contract to purchase 98% sulfuric acid from Votorantim Metais, for R$ 18,500, in exchange for the supply of 36,000 metric tons of acid for two years through December 31, 2013. In the event of contract termination, no penalties are due and the parties should pay any outstanding invoices for goods provided prior to the termination.

The Company has an agreement with Votorantim Cimentos for the supply of road construction supplies, such as rock and calcareous rock, at an approximate amount of R$ 7,165 through May 30, 2013. This agreement may be terminated at any time with prior notice of 30 days, without any contractual penalties.

In December 2012, the Company entered into a contract with Votorantim Cimentos for the sale of land amounting to R$ 31,362 which matures in December 2013.

The Company has land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which mature in 2019, totaling R$ 76,496.

The Company has land leasing agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

In the quarter ended March 31, 2013 and the other periods presented, no provision for impairment was recognized on assets involving related parties.

(b)                                Remuneration of officers and directors

The remuneration expenses, including all benefits, are summarized as follow:

	March 31, 2013	March 31, 2012

Short-term benefits to officers and directors	7,281	8,416
Rescission of contract benefits		2,038
Benefit program - Phantom Stock Options	739

	8,020	10,454

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. The long-term benefits refer to the variable compensation program.

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committee members of R$ 115 for the quarter ended March 31, 2013 (R$ 199 for the quarter ended March 31, 2012).

The Company does not have any additional active post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

14                                 Investments

	March 31, 2013	December 31, 2012	January 1st, 2012

Investments in associates - equity method (a)	6,913	6,913	7,506
Provision for impairment of investments (a)	(6,913)	(6,913)
Others investments - fair value method (b)	40,674	40,674

	40,674	40,674	7,506

(a)                                Investments in associates

	Our ownership
	Associate’s information			On equity			On profit and loss
	Equity	Profit and loss	%	March 31, 2013	December 31, 2012	January 1st, 2012	March 31, 2013	March 31, 2012

Associate measured by equity method
Bahia Produtos de Madeira S.A.	20,252	(480)	33,33	6,913	6,913	7,506		(19)

Provision for impairment
Bahia Produtos de Madeira S.A.				(6,913)	(6,913)

						7,506		(19)

(b)                            Others investments

We hold 6% ownership of the capital of Ensyn, represented by shares. We performed an assessment regarding the rights related to these shares and concluded that we did not have significant influence over the management of Ensyn and, therefore, this investment cannot be considered as an investment in an associate. No significant change occurred in the fair value of our interest in Ensyn between the date of our investment (October 2012) and March 31, 2013 and for that reason the carrying amount as at March 31, 2013 equals the cost of the investment.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

15                                 Biological assets

The reconciliation of the book balances at the beginning and at the end of the periods presented is as follows:

	March 31, 2013	December 31, 2012

At the beginning of the period	3,325,604	3,264,210
Additions	185,654	755,531
Depletion during the period
Historical cost	(136,258)	(502,691)
Fair value	(67,872)	(365,726)
Change in fair value		297,686
Disposal		(129,745)
Transfer (i)	(223)	6,339

At the end of the period	3,306,905	3,325,604

(i) Includes transfers between biological assets, property, plant and equipment, and intangible assets, as well the transfer of PIS and COFINS tax credits.

According to our accounting policies, in the second semester of 2012, we performed a valuation of the biological assets at fair value, which resulted in a gain of R$ 297,686. In the three month period ended March 31, 2013, no valuation of the fair value of biological assets was performed, as management noted that there are no indicators that could result in a significant change in the fair value of these assets.

During the quarter ended March 31, 2013 there have been no significant changes to the information presented in the most recent annual financial statements and detailed in Note 18 to these financial statements. According to our policies, the calculation of the fair value of the biological assets is performed semiannually and, for the quarter ended March 31, 2013, management believes that there are no significant changes in the fair value of the biological assets.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

16                                 Property, plant and equipment

The rollforward of the carrying amounts at the presented period is as follows:

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2011	1,853,243	1,562,120	7,975,675	205,783	197,866	46,560	11,841,247
Additions	32	299	2,886	3,061	230,475	950	237,703
Disposals	(56,768)	(5,201)	(14,509)			(518)	(76,996)
Depreciation		(122,268)	(676,576)			(15,389)	(814,233)
Transfers and others (i) (ii)	19,179	54,809	115,201	63	(213,980)	11,568	(13,160)

At December 31, 2012	1,815,686	1,489,759	7,402,677	208,907	214,361	43,171	11,174,561
Additions		162	1,655	(2,716)	55,756	358	55,215
Disposals	(11,414)	(2)	(14,154)			(66)	(25,636)
Depreciation		(30,214)	(167,808)			(3,550)	(201,572)
Transfers and others (i) (ii)		31,832	37,254		(77,659)	13,094	4,521

At March 31, 2013	1,804,272	1,491,537	7,259,624	206,191	192,458	53,007	11,007,089

(i)    Includes transfers between the biological assets, property, plant and equipment, intangible assets as well the transfer of PIS and COFINS taxes credits.

(ii)   Includes the fair value of land allocated in to the subsidiary Mucuri Agroflorestal due to the acquisition of Aracruz, in the amount of R$ 478,925, which was also incorporated into the property, plant and equipment, as presented in Note 17 of to the most recent annual financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

During the quarter ended March 31, 2013 there have been no significant changes with respect to the information presented in the most recent annual financial statements and detailed in Note 19 to these financial statements.

17                                 Intangible assets

The rollforward of the carrying amounts at the presented period is as follow:

	March 31, 2013	December 31, 2012

At the beginning of the period	4,717,163	4,809,448
Amortization of databases, patents and suppliers	(20,781)	(83,124)
Acquisition and disposal of software	(3,529)	(9,192)
Other	4.060	31

At the end of the period	4,696,913	4,717,163

Composed by
Goodwill - Aracruz	4,230,450	4,230,450
Systems development and deployment	36,507	40,004
Acquired from business combination
Databases	262,200	273,600
Patents	41,684	46,820
Relationships with suppliers
Diesel and ethanol	1,022	2,668
Chemical products	120,821	123,420
Others	4,229	201

	4,696,913	4,717,163

During the quarter ended March 31, 2013 there have been no significant changes to the information presented in the most recent annual financial statements and detailed in Note 20 to these financial statements. In relation to the impairment testing of goodwill, the details are being presented in Note 26.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

18                                 Loans and financing

(a)                                Breakdown of the balance by type of loan

	Average annual	Current			Non- current			Total
Type/purpose	charges - %	March 31, 2013	December 31, 2012	January 1st, 2012	March 31, 2013	December 31, 2012	January 1st, 2012	March 31, 2013	December 31, 2012	January 1st, 2012

In foreign currency
BNDES - currency basket	5.89	43,483	49,075	48,790	219,872	233,397	220,471	263,355	282,472	269,261
Export credits (Finnvera)	3.27	43,275	46,319	42,731	169,691	193,959	217,218	212,966	240,278	259,949
Eurobonds - US$	7.33	94,371	65,763	34,575	4,196,001	4,577,197	5,103,839	4,290,372	4,642,960	5,138,414
Eurobonds - JPY				2,223			115,544			117,767
Export credits (prepayment)	2.55	203,462	218,662	29,051	2,447,016	2,503,308	2,777,003	2,650,478	2,721,970	2,806,054
Export credits (ACC/ACE)	3.07	99,817	440,604	623,632	211,449	214,567		311,266	655,171	623,632
EIB Europe Inv. Bank				784						784
Leasing				8,773			5,958			14,731

		484,408	820,423	790,559	7,244,029	7,722,428	8,440,033	7,728,437	8,542,851	9,230,592

In Reais
BNDES - TJLP	7.75	264,804	248,731	242,321	1,143,419	1,216,069	1,262,260	1,408,223	1,464,800	1,504,581
FINAME	6.10	4,893	7,483	2,336	6,443	7,182	7,516	11,336	14,665	9,852
Rural credit note	5.50	6,030						6,030
NCE	10.00	46,827	49,344	45,203	640,526	636,982	463,987	687,353	686,326	509,190
Midwest Region Fund (FCO and FINEP)	8.26	12,005	12,024	11,689	44,378	47,289	58,513	56,383	59,313	70,202

		334,559	317,582	301,549	1,834,766	1,907,522	1,792,276	2,169,325	2,225,104	2,093,825

		818,967	1,138,005	1,092,108	9,078,795	9,629,950	10,232,309	9,897,762	10,767,955	11,324,417

Interest		123,608	117,992	114,432	116,441	105,053	65,828	240,049	223,045	180,260
Short-term borrowings		6,000	111,898	98,667				6,000	111,898	98,667
Long-term borrowings		689,359	908,115	879,009	8,962,354	9,524,897	10,166,481	9,651,713	10,433,012	11,045,490

		818,967	1,138,005	1,092,108	9,078,795	9,629,950	10,232,309	9,897,762	10,767,955	11,324,417

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

(b)                                 Breakdown by maturity

Non-current portion of the debt at March 31, 2013 by maturity:

	2014	2015	2016	2017	2018	2019	2020	2021	Total

In foreign currency
BNDES - currency basket	31,671	38,952	29,520	40,577	38,448	20,726	10,892	9,086	219,872
Export credits (Finnvera)	21,006	42,406	42,406	42,406	21,467				169,691
Eurobonds - US$						118,353	2,681,726	1,395,922	4,196,001
Export credits (prepayment)	362,547	245,651	353,064	548,067	452,782	393,370	91,535		2,447,016
Export credits (ACC/ACE)	211,449								211,449

	626,673	327,009	424,990	631,050	512,697	532,449	2,784,153	1,405,008	7,244,029

In Reais
BNDES - TJLP	249,187	308,571	167,978	154,200	114,948	72,018	43,724	32,793	1,143,419
FINAME	2,216	2,954	1,220	53					6,443
NCE	33,019	74,736	70,761	196,818	178,743	43,225	43,224		640,526
Midwest Region Fund (FCO and FINEP)	8,733	11,643	11,643	11,643	409	307			44,378

	293,155	397,904	251,602	362,714	294,100	115,550	86,948	32,793	1,834,766

	919,828	724,913	676,592	993,764	806,797	647,999	2,871,101	1,437,801	9,078,795

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency and interest rate

Loans and financing are broken down into the following currencies:

	Currency
	March 31, 2013	December 31, 2012	January 1st, 2012

Real	2,169,325	2,225,104	2,093,825
Dollar	7,465,082	8,260,379	8,843,564
JPY			117,767
Currency basket	263,355	282,472	269,261

	9,897,762	10,767,955	11,324,417

Loans and financing are broken down by interest rate:

	Interest rate
	March 31, 2013	December 31, 2012	January 1st, 2012

CDI	687,353	686,326	509,190
TJLP	1,377,539	1,449,587	1,504,491
Libor	2,659,871	2,756,150	2,929,970
Currency basket	263,355	282,472	269,261
Fixed	4,909,644	5,593,420	6,111,505

	9,897,762	10,767,955	11,324,417

(d)                                Rollforward

The rollforward of the carrying amounts during the presented period are as follow:

	March 31, 2013	December 31, 2012

At the beginning of the period	10,767,955	11,324,417
Borrowing	18,704	864,334
Interest expenses	154,262	681,840
Foreign exchange	(125,186)	803,641
Repayments - principal amount	(808,333)	(2,410,719)
Interest paid	(136,083)	(651,288)

Expense of transaction costs of Eurobonds redeemed early	20,877	88,759
Other (*)	5,566	66,971

At the end of the period	9,897,762	10,767,955

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

(*)    Includes the amortization of transactions costs.

(e)                                 Relevant operations settled during the period

Eurobonds

In the quarter ended March 31, 2013, Fibria prepaid the a total of US$ 169.6 million (equivalents to R$ 336,483) regarding to Eurobonds “Fibria 2020” and “Fibria 2021” issued in May 2010 and March 2011, for which the original maturities were May 2020 and March 2021 with a fixed interest rate of 7.5% and 6.75% per year, respectively. As the results of the early redemption, we recognized a financial expenses in the amounting to of R$ 63,064 being, of which R$ 42,187 regarding relating to the premiums paid in the repurchase transaction and R$ 20,877 regarding relating to the proportional amortization of the transaction costs related to issue of the Eurobonds.

Export credits (ACC)

In the quarter ended March 31, 2013, Fibria paid athe total of US$ 125 million (equivalents to R$ 255,111) regarding in relation to export credits (“ACC”) with fixed interest rates of between 2.05% p.a. and 2.09% p.a. At Over the same period, Veracel (Fibria’s joint operation) paid the a total of US$ 22.8 million (equivalents to R$ 45,766), of export credits (ACC), with fixed interest rates of between 2.07% p.a. and 4.75% p.a.

(f)                                  Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

Covenants requirements

On June 6, 2012, the Company concluded the renegotiation of the debt financial covenants, which resulted in the following changes: (a) covenants are now measured based on consolidated information translated into US Dollars (as opposed to consolidated financial information in Reais), and (b) the indebtedness ratio (Net debt to EBITDA) was increased to a maximum ratio of 4.5x.

The measurement of the ratios based on information translated into US Dollars reduces the of effects of changes in exchanges rates compared to ratios based on information measured in Reais. A substantial portion of the debt of the Company is denominated in US Dollars and as a result the depreciation of the Real against the US Dollar has a significant impact on the ratio when it is measured in Reais. Under the prior computation criteria in the event of a depreciation of the Real, the amount of net debt as at the end of the period would increase when measured in Reais. Under the revised criteria by translating the EBITDA from Reais to US Dollars at the average exchange rate for each quarter the impact of the depreciation of the Brazilian Real is mitigated.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

The following table presents the financial covenant ratios:

December, 2012 and after

Ratio of debt service coverage (i) - Minimum ratio	More than 1.00

Indebtedness ratio (ii)- Maximum ratio	Less than 4.50

(i)

The ratio of debt service coverage is defined as (a) adjusted EBITDA (for the last four quarters) in accordance with the practices adopted in Brazil and adjusted translated into US Dollars at the average exchange rate for each quarter, plus the balance of cash, cash equivalents and marketable securities at the period-end translated into US Dollars at period-end exchange rates divided by (b) debt service payment requirements for the following four consecutive quarters plus interest paid during the past four quarters translated into US Dollars at the average exchange rate for each quarter.

(ii)

The indebtedness ratio is defined as (a) consolidated net debt translated into US Dollars at the period-end closing rate divided by (b) Adjusted EBITDA for the last four quarters translated into US Dollars at the average exchange rate for each quarter.

The Company is in full compliance with the covenants established in the financial contracts at March 31, 2013, for which the debt service ratio totaled 3.3 and indebtedness ratio totaled 3.1.

The debt agreements that have debt financial covenants also have the following events of default:

•               Non-payment, within the stipulated period, of the principal amount or interest.

•               Inaccuracy of any declaration, guarantee or certification provided.

•               Cross-default and cross-judgment default, subject to an agreed minimum of US$ 50 million.

•               Subject to certain periods for resolution, breaches of any obligation under the contract.

•                  Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

19                                 Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against probable unfavorable outcomes of claims in progress are established and updated based on management evaluation, as supported by the opinion of external legal counsel. Provisions and the corresponding judicial deposits are as follow:

	March 31, 2013			December 31, 2012			January 1st, 2012
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	124,709	168,813	44,104	123,791	162,222	38,431	119,572	173,823	54,251
Labor	50,448	110,578	60,130	47,703	108,014	60,311	47,819	88,834	41,015
Civil	6,730	12,811	6,081	6,520	12,591	6,071	821	7,149	6,328

	181,887	292,202	110,315	178,014	282,827	104,813	168,212	269,806	101,594

The change in the provision for contingencies is as follows:

	March 31, 2013	December 31, 2012

At the beginning of the period	282,827	269,806
Reversal	(2,422)	(39,129)
New litigation	4,197	8,923
Accrual of financial charges	7,600	43,227

At the end of the period	292,202	282,827

See below the relevant changes in relation to lawsuits and discussions in the quarter ended March 31, 2013:

(i)                                     Income tax assessment - Normus

In March 2013, Fibria’s subsidiary Normus Empreendimentos e Participações Ltda. received an income tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) amounting to R$ 264,741, being R$ 124,222 of principal and R$ 140,519 of penalties and interest. Despite the Company maintaining business transactions with countries with which Brazil has signed international double taxation treaties, the Brazilian Federal Revenue Service claimed Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido) on the earnings of its foreign subsidiary for the year 2008. Based on the position of legal counsel, the probability assessment of loss was considered reasonably possible, such as the other income tax assessment involving Normus.

(ii)                                  Class Action

In November 2008, a securities class action lawsuit was filed against the Company and some of its current and former officers and directors on behalf of purchasers of the Company’s ADRs between April 7 and October 2, 2008. The complaint alleges violations of the US Securities Exchange Act, asserting that the Company failed to disclose information in connection with, and losses arising from, certain derivatives transactions.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

During our Board of Directors meeting in December 2012, the Company ratified, the agreement under judicial mediation, where the Company and the other co-defendants agreed to pay the full amount of US$ 37.5 million (equivalent to R$ 76.6 million) to all holders of American Depositary Receipts (“ADRs”), from April 7 to October 2, 2008. The Company has an active Directors and Officers(“D&O”) insurance policy, that will cover the full disbursement mentioned above, with no material effect on the company.

On March 28, 2013, Fibria paid an amount of US$ 37.5 million (equivalent to R$ 75.4 million) and was reimbursed under the D&O policy, as agreed by the Company and the other co-defendants in 2012.

20                                 Employee benefits

(a)                            Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide funding for a lifetime medical assistance plan (“SEPACO”) for all of the Company’s employees, their dependents (until they come of age), and their spouses (for life).

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

From the adoption of the IAS 19/CPC 33(R1) - “Employee benefits”, the corridor method for recognizing actuarial gains and losses is no longer permitted, and for that reason the Company should recognize immediately in the balance sheet the effects of the actuarial gains or losses in the period in which they occur, within “Other comprehensive income”. The outstanding balance of actuarial obligations for the quarter ended March 31, 2013 was R$ 93,934, as presented in Note 3 to this interim financial information.

21                                 Net revenue

(a)                                Reconciliation

	March 31, 2013	March 31, 2012

Gross amount	1,719,908	1,498,270
Sales taxes	(33,322)	(29,040)
Discounts and returns (*)	(237,172)	(195,518)

Net revenues	1,449,414	1,273,712

(*)    Mainly rRelated mainly to the export customers’ performance rebate.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Information about products

The following table presents the net revenue segregated by type of product, the volume and the respective destinations for the domestic and foreign markets:

	March 31, 2013	March 31, 2012

Pulp
Volumes (kilotons)
Domestic market	118,282	130,095
Foreign market	1,068,108	1,183,035

	1,186,390	1,313,130

Pulp revenue
Domestic market	123,596	105,865
Foreign market	1,308,119	1,152,744

	1,431,715	1,258,609

Average price (in Reais per ton)	1,207	958

Revenue
Domestic market	123,596	105,865
Foreign market	1,308,119	1,152,744
Services	17,699	15,103

	1,449,414	1,273,712

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

22                                 Financial results

The financial results were summarized as follows:

	March 31, 2013	March 31, 2012

Financial expenses
Interest on loans and financing	(154,262)	(169,438)
Loans commission	(8,642)	(23,741)
Financial charges on the partial repurchase of Eurobonds	(63,064)
Other	(12,109)	(9,315)

	(238,077)	(202,494)

Financial income
Financial investment earnings	31,435	43,374
Other	2,929	4,628

	34,364	48,002

Gains (losses) on derivative financial instruments
Gains	93,187	117,928
Losses	(42,016)	(11,355)

	51,171	106,573

Gain (losses) of monetary and foreign exchange
Loans and financing	125,186	270,361
Other assets and liabilities	(38,606)	(30,496)

	86,580	239,865

Net financial result	(65,962)	191,946

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

23                                 Expenses by nature

Expenses classified as cost of sales, selling expenses, and general and administrative expenses are as follow:

	March 31, 2013	March 31, 2012

Cost of sales
Depreciation, depletion and amortization	(424,807)	(448,707)
Freight	(165,576)	(160,307)
Salaries and benefits to employees	(93,816)	(115,330)
Variable costs	(508,288)	(505,558)

	(1,192,487)	(1,229,902)

Selling expenses
Salaries and benefits to employees	(3,736)	(6,370)
Commercial expenses (*)	(61,937)	(57,188)
Operational leasing	(288)	(267)
Depreciation and amortization charges	(1,699)	(3,432)
Other expenses	(3,243)	(3,104)

	(70,903)	(70,361)

General and administrative and directors fees expenses
Salaries and benefits to employees	(26,406)	(24,819)
Third-party services (consulting, legal and others)	(24,864)	(25,083)
Depreciation and amortization charges	(5,643)	(5,858)
Donations and sponsorship	(1,215)	(2,000)
Other expenses	(7,619)	(4,158)

	(65,747)	(61,918)

Other operating expenses, net
Program of variable compensation to employees	(14,074)	(12,512)
Other	11,901	(372)

	(2,173)	(12,884)

(*)   Includes handling expenses, storage and transportation expenses and sales commissions, among other items.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

24                                  Earnings per share

(a)                                 Basic

The following table presents the basic earnings per share reconciliation for the quarter ended March 31, 2013 and 2012:

	Continued operations
	March 31, 2013	March 31, 2012

Net income (loss) attributable to the shareholders of the Company	21,852	(11,149)

Weighted average number of common shares outstanding	553,591,822	467,591,824
Basic earnings per share (in Reais)	0.039	(0.024)

The weighted average number of shares in the presented periods are represented by the total number of shares number which makes up the capital of the Company, a total of 553,934,646 shares for the quarter ended March 31, 2013 and 467,934,646 shares for the quarter ended March 31, 2012, not including treasury shares, which have a total of 342,824 shares in the quarter ended March 31, 2013 and 342,822 shares in the quarter ended March 31, 2012. In the quarter ended March 31, 2013 and 2012 there were no changes in the Company quantity of shares.

(b)                                 Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common shares for dilution purposes.

25                                  Explanatory notes not presented

According to the requirements for disclosure contained in the Circular-Letter CVM/SNC/SEP/ No. 003/2011, we presented explanatory notes to the annual financial statements detailing estimate under the fair value of financial instruments (N0te 6), financial instruments by category (Note 7) credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), tax amnesty and refinancing program (Note 25), long term commitments (Note 26), shareholder’s equity (Note 27), benefits to employees (Note 28), and insurance (Note 33), that we omitted in the March 31, 2013 interim financial information because the assumptions, operations and policies have not seen relevant changes compared to the position presented in the financial statements as at December 31, 2012.

In addition, the Company no longer has reportable segments to present at March 31, 2013, therefore the segment information Note was excluded, and the relevant is regarding information the revenue segregated by type of product, geographical area and the concentration of the customer’s locations.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2013

In thousands of Reais, unless otherwise indicated

26                                  Impairment tests

As t December 31, 2012, in line with the accounting policy described in Note 2.11(a) to the most recent financial statements, the Company performed its annual impairment test of the CGUs Aracruz, Jacareí and Três Lagoas to which goodwill is allocated as described on the item (a) and (b) of Note 36 to the financial statements for the year ended December 31, 2012. The testing did not indicate the need to recognize any impairment. As the result of the economic values of the CGUs being higher than the book value on the date of the impairment testing, the Company performed a sensible impairment analysis of the assumptions used and the scenarios present on March 31, 2013 which did not indicate a need to recognize any impairment.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO